--------------------------------------------------
Corporate Contacts:
--------------------------------------------------
       Sanjay Hurry
       Investor Relations Officer
       TTI Telecom Ltd.
       T: +1.201.795.3883
       F: +1.201.795.3920
       sanjay@tti-telecom.com
--------------------------------------------------

                     TTI TELECOM REPORTS SECOND QUARTER 2006
                                FINANCIAL RESULTS

Petach Tikva, Israel, August 24, 2006 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("TTI Telecom'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for its fiscal second quarter ended June 30, 2006.

Total revenues for the second quarter were $12.6 million, an increase of 24% as compared to $10.2 million for the second quarter of 2005. Operating income for the quarter was $0.2 million, compared with an operating loss of $2.3 million for the same quarter of 2005, and net income was $0.2 million, or $0.01 per diluted share, versus a net loss of $2.3 million, or $0.20 per diluted share, in the same quarter last year. TTI Telecom ended the quarter with approximately $36.5 million in cash and liquid investments.

Operating and net income under Generally Accepted Accounting Principles ("GAAP") for the three and six months ended June 30, 2006 includes stock-based compensation expense of $135,000 and $250,000, respectively, related to the implementation of Statement of Financial Accounting Standard (SFAS) 123R which was adopted effective January 1, 2006.

Total revenues for the six months ended June 30, 2006 were $25.0 million, an increase of 30% as compared to $19.3 million in the same period last year. Operating income for the six months was $0.9 million compared to an operating loss of $7.4 million for the same period of 2005. Net income for the six months was $1.0 million, or $0.05 per diluted share, versus a net loss of $7.2 million, or $0.78 per diluted share, last year. Net loss per share for the six-month period of 2005 includes a deemed dividend associated with the Beneficial Conversion of Preferred Shares relating to the Company's preferred offering completed on January 5, 2005.

"Our strong revenue performance in the quarter was combined with higher levels of investments made in order to capture network transformation opportunities within the tier 1 service provider community," stated Ruben Markus, CEO of TTI Telecom. "We also have significantly expanded our addressable market with the addition of new systems integrator partners that we believe will extend our sales coverage and generate more opportunities."

Continued Mr. Markus, "As service providers transform their networks to offer a variety of next generation mobile and IP services, they also seek to reduce operations costs, improve customer service quality and eliminate legacy systems. We are investing in technologies and products to support their plans and to capitalize on the growing demand for next generation OSS products. The recent string of major consolidations amongst OSS suppliers validates our view of a growing market for next generation solutions such as ours.

"Looking ahead, we intend to vigorously continue to execute on our business strategy and are strengthened in our conviction that there is a huge opportunity in the market place for us, an opportunity that we intend to pursue in conjunction with a growing number of partnerships," concluded Mr. Markus. "We remain committed to enhancing the value of TTI Telecom and believe that the expansion of our indirect sales channels attests to this. At the same time, we believe the investments being made to support network transformation applications will yield greater levels of growth in the future. Supported by a strong balance sheet, an experienced management team, dedicated employees and world-class product offering, we believe that we can position TTI Telecom as a transformation enabler."

2Q06 Earnings Conference Call Information

A conference call has been scheduled for today at 9:00am ET in which management will discuss the results of the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com. A telephone replay of the call will also be available starting one hour after the completion of the call until 5:00pm ET on August 24, 2006. To access the replay, please dial +1.888.286.8010 (International dialers can call +1.617.801.6888), participant code "51713896". The webcast of the conference call will be archived on the TTI Telecom web site.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                              - tables to follow -


                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                               STATEMENT OF INCOME
              (in thousands of U.S. dollars, except per share data)

                                                             Three months ended                   Six months ended
                                                                  June 30,                            June 30,
                                                      ----------------------------------  ----------------------------------
                                                               2006              2005              2006              2005
                                                      ----------------  ----------------  ----------------  ----------------
                                                                                        Unaudited
                                                      ----------------------------------------------------------------------
Revenues:

   Products                                                 $   7,791         $   5,413        $   15,739         $  10,501
   Services                                                     4,760             4,805             9,307             8,810
                                                      ----------------  ----------------  ----------------  ----------------

Total revenues                                                 12,551            10,218            25,046            19,311
                                                      ----------------  ----------------  ----------------  ----------------

Cost of revenues:
   Products                                                     3,394             3,201             7,142             6,725
   Services                                                     2,652             2,340             4,584             4,690
                                                      ----------------  ----------------  ----------------  ----------------

Total cost of revenues                                          6,046             5,541            11,726            11,415
                                                      ----------------  ----------------  ----------------  ----------------

Gross profit:                                                   6,505             4,677            13,320             7,896
                                                      ----------------  ----------------  ----------------  ----------------

Operating expenses:
   Research and development                                     2,276             2,528             4,381             4,670
   Selling and marketing                                        2,535             2,857             5,070             7,425
   General and administrative                                   1,492             1,636             2,948             3,218
                                                      ----------------  ----------------  ----------------  ----------------

Total operating expenses                                        6,303             7,021            12,399            15,313
                                                      ----------------  ----------------  ----------------  ----------------

Operating income (loss)                                           202           (2,344)               921           (7,417)
Financial (expenses) income, net                                 (35)                34                61               197
                                                      ----------------  ----------------  ----------------  ----------------

Income (loss) before income taxes                                 167           (2,310)               982           (7,220)
Taxes on income                                                     1                19                13                27
                                                      ----------------  ----------------  ----------------  ----------------

Net income (loss)                                                 166           (2,329)               969           (7,247)
Deemed dividend associated with beneficial
  conversion feature of Preferred shares                            -                 -                 -           (1,981)
                                                      ----------------  ----------------  ----------------  ----------------

Net income (loss) attributed to Ordinary shares              $    166        $  (2,329)          $    969    $  (9,228)
                                                      ================  ================  ================  ================

Basic and diluted net income (loss) per share
 attributed to Ordinary shareholders                        $    0.01        $   (0.20)         $    0.05        $   (0.78)
                                                      ================  ================  ================  ================

Weighted average number of shares used for computing net loss per share attributed to Ordinary shareholders:
   Basic                                                   15,128,385        11,872,941        14,640,846        11,872,941
                                                      ================  ================  ================  ================

   Diluted                                                 16,460,074        11,872,941        15,515,822        11,872,941
                                                      ================  ================  ================  ================






                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEET
                         (in thousands of U.S. dollars)
                                                                                          June 30,              December 31,
                                                                                            2006                    2005
                                                                                    -----------------      ----------------
                                                                                         Unaudited
                                                                                    ------------------

ASSETS
CURRENT ASSETS:

   Cash and cash equivalents                                                           $     24,863        $        18,034
   Short-term bank deposits                                                                   1,728                  1,973
   Marketable securities                                                                      9,582                 15,713
   Trade receivables                                                                          4,512                  3,900
   Unbilled receivables                                                                       2,311                    964
   Related party                                                                                355                    367
   Other accounts receivable and prepaid expenses                                             2,286                  2,218
                                                                                --------------------      -----------------

Total current assets                                                                         45,637                 43,169
                                                                                --------------------      -----------------

LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                      280                    881
   Investment in a company                                                                      165                    165
   Severance pay fund                                                                         3,260                  2,970
   Long-term trade and unbilled receivables                                                   3,106                  3,937
                                                                                --------------------      -----------------

Total long-term investments                                                                   6,811                  7,953
                                                                                --------------------      -----------------

PROPERTY AND EQUIPMENT, NET                                                                   4,552                  4,729
                                                                                --------------------      -----------------

Total assets                                                                           $     57,000            $    55,851
                                                                               =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Trade payables                                                                      $      2,429            $     1,867
   Related parties                                                                            1,014                      -
   Deferred revenues                                                                          7,007                 10,226
   Other accounts payable and accrued expenses                                                7,170                  7,463
                                                                               ---------------------     ------------------

Total current liabilities                                                                    17,620                 19,556
                                                                               ---------------------     ------------------

ACCRUED SEVERANCE PAY                                                                         4,338                  3,852
                                                                               ---------------------     ------------------

SHAREHOLDERS' EQUITY:
   Share capital:
       Ordinary shares                                                                        2,191                  2,022
       Preferred shares                                                                         401                    526
   Additional paid-in capital                                                                74,674                 73,446
   Accumulated other comprehensive loss                                                          22                  (336)
   Accumulated deficit                                                                     (42,246)               (43,215)
                                                                               ---------------------     ------------------

Total shareholders' equity                                                                   35,042                 32,443
                                                                               ---------------------     ------------------

Total liabilities and shareholders' equity                                             $     57,000            $    55,851
-----
                                                                               =====================     ==================




                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                (in thousands of U.S. dollars, except share data)



                              Number of        Share capital                 Accumulated
                      ---------------------  -------------------  Additional    other                          Total       Total
                      Ordinary  Preferred    Ordinary   Preferred  paid-in   Comprehensive  Accumulated  comprehensive shareholders'
                      shares     A shares    shares     A shares    capital   income (loss*)   deficit    income (loss)   equity
                      ---------  ----------  -------    --------  ----------  --------------  ---------- -------------  -----------

 Balance as of

  January 1, 2005     11,872,941        -     $  1,794   $  -     $  58,881    $ (226)    $  (34,156)                   $ 26,293

 Issuance of
   preferred A
   convertible shares
   and warrants , net              6,636,391          -      754     12,584          -             -                      13,338
 Deemed dividend
  associated with
   Beneficial Conversion
   feature of Preferred
    A shares                             -            -       -       1,981          -        (1,981)                       -
 Conversion of
  Preferred A
  convertible shares  2,000,000    (2,000,000)       228     (228)      -            -              -                       -
 Comprehensive loss:
 Other comprehensive loss
   - unrealized
   losses on available-for-
   sale marketable
   securities, net of
   impairment              -             -            -         -        -        (110)            -        $(110)         (110)
 Net loss                  -             -            -         -        -           -       (7,078)       (7,078)       (7,078)
                   ----------  ------------  -----------  -----------  --------- -------   ---------     ---------      --------
 Total comprehensive                                                                                      $(7,188)
  loss                                                                                                  ==========

 Balance as of
 December 31, 2005   13,872,941     4,636,391       2,022      526    73,446      (336)      (43,215)                   32,443

 Unaudited

 Exercise of warrants   409,090            -           44         -      978         -             -                     1,022
 Conversion of
   convertible
   Preferred A shares 1,131,818    (1,131,818)        125      (125)      -          -             -                         -
 Stock compensation         -              -           -          -      250         -             -                       250
 Comprehensive income:
 Other comprehensive
   income - unrealized
   gains on available-
   for-sale  marketable
   securities, net         -             -             -          -        -        358                     $358          358
 Net income                -             -             -          -        -         -            969        969          969
                   ------------  ------------  -----------  ----------  -------- --------   ---------  ---------     --------
 Total comprehensive
  income                                                                                                  $1,327
                                                                                                         =======

 Balance as
 of June 30, 2006    15,413,849    3,504,573     $  2,191    $   401    $ 74,674   $ 22     $ (42,246)               $ 35,042
                     ==========    ==========   =========  ==========  =========  ======    ==========               ========

(*) Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.


                         TTI TELECOM INTERNATIONAL LTD.
---------------------------------------------------------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)

                                                                                     Six months ended                  Year ended
                                                                                         June 30,                     December 31,
                                                                             ---------------------------------
                                                                                  2006               2005                 2005
                                                                             ---------------    --------------    -----------------
                                                                                         Unaudited
                                                                             ---------------------------------
 Cash flows from operating activities:


 Net income (loss)                                                                 $    969        $  (7,247)          $   (7,078)
 Adjustments required to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                      1,135             1,147                2,258
   Impairment of capitalized software development costs                                   -                 -                  177
   Gain from sale of property and equipment                                            (42)              (66)                (157)
   Realized loss (gain) on available-for-sale marketable securities                     182              (63)                    -
   Amortization of premium and accretion interest on available-for-sale
     marketable securities                                                              731              (51)                  411
   Accrued interest on short-term bank deposits                                         (7)                 -                   27
   Accrued severance pay, net                                                           196             (391)                (142)
   Decrease (increase) in trade receivables                                           (612)             1,988                2,855
   Decrease (increase) in unbilled receivables                                      (1,347)               306                  527
   Change in balances with related parties                                            1,026               213                (217)
   Decrease (increase) in other accounts receivable and prepaid expenses               (68)             1,021                1,047
   Decrease (increase) in long-term trade and unbilled receivables                      831               231                (669)
   Increase (decrease) in trade payables                                                562             (124)               (1,678)
   Increase (decrease) in deferred revenues                                         (3,219)             2,313                5,584
   Increase (decrease) in other accounts payable and accrued expenses                 (293)             (272)                1,792
   Amortization of stock based compensation                                             250                 -                    -
                                                                             ---------------   ---------------    -----------------

 Net cash provided by (used in) operating activities                                    294             (995)                4,737
                                                                             ---------------   ---------------    -----------------

 Cash flows from investing activities:

 Investment in short-term and long-term bank deposits                                 (188)           (1,195)              (2,487)
 Proceeds from short-term bank deposits                                               1,041             1,634                2,901
 Investment in available-for-sale marketable securities                             (5,808)          (16,713)             (19,148)
 Proceeds from sale and redemption of available-for-sale marketable
   securities                                                                        11,384            11,714               15,540
 Purchase of property and equipment                                                   (980)             (607)              (1,145)
 Proceeds from sale of property and equipment                                            64               166                  293
                                                                             ---------------   ---------------    -----------------

 Net cash provided by (used in) investing activities                                  5,513           (5,001)              (4,046)
                                                                             ---------------   ---------------    -----------------





                         TTI TELECOM INTERNATIONAL LTD.
--------------------------------------------------------------------------------------------------------------------------
                CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                         (in thousands of U.S. dollars)

                                                                                     Six months ended                 Year ended
                                                                                         June 30,                    December 31,
                                                                             ---------------------------------
                                                                                  2006               2005                2005
                                                                             ---------------    --------------    ------------------
                                                                                         Unaudited
                                                                             ---------------------------------
 Cash flows from financing activities:


 Short-term bank credit                                                                -             (967)                 (967)
 Proceeds from issuance of Preferred A convertible shares and warrants,
   net                                                                                 -            12,838                12,838

  Proceeds from exercise of warrants                                                  1,022                 -                  -
                                                                             ---------------   ---------------     ---------------

 Net cash provided by financing activities                                            1,022         11,871                11,871

 Increase in cash and cash equivalents                                                6,829          5,875                12,562
 Cash and cash equivalents at the beginning of the period                            18,034          5,472                 5,472
                                                                             ---------------   ---------------    -----------------

 Cash and cash equivalents at the end of the period                               $  24,863       $ 11,347             $  18,034
                                                                             ===============   ===============     ================

 Supplemental disclosure of cash flows information:

 Cash paid during the period for:
   Taxes                                                                           $     65        $   82              $    171

                                                                             ===============   ===============    =================

 Reclassification of receivables on account of convertible Preferred A
   shares                                                                          $     -         $   500             $    500
                                                                             ===============   ===============    ==================



                                                           ###
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